FILED PURSUANT TO RULE 424(B)(3)

REGISTRATION STATEMENT NO. 333-207740

RESOURCE APARTMENT REIT III, INC.

SUPPLEMENT NO. 7B DATED APRIL 18, 2019

TO THE PROSPECTUS DATED NOVEMBER 29, 2018

This document supplements, and should be read in conjunction with, the prospectus of Resource Apartment REIT III, Inc. dated November 29, 2018, as supplemented by Supplement No. 5 dated February 28, 2019, Supplement No. 6 dated March 15, 2019, and Supplement No. 7 dated March 22, 2019. As used herein, the terms “we,” “our” and “us” refer to Resource Apartment REIT III, Inc. and, as required by context, Resource Apartment OP III, LP, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	our entry into an agreement to purchase an apartment community located in Alexandria, Virginia.

Probable Real Estate Investment

On April 15, 2019, we entered into an agreement to purchase an apartment community located in Alexandria, Virginia (the “Virginia Property”) from an unaffiliated seller. The Virginia Property is an apartment community with 141 units and amenities, including a swimming pool, clubhouse, and a fitness center. The contract purchase price for the Virginia Property is $36.8 million, excluding closing costs.

Pursuant to the agreement, we are obligated to make an earnest money deposit of $750,000. We will be obligated to purchase the Virginia Property only after satisfaction of agreed upon closing conditions. We intend to fund the purchase of the Virginia Property with proceeds from this offering and debt proceeds. There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may forfeit up to $750,000 of earnest money.

The Virginia Property encompasses 164,140 rentable square feet. The Virginia Property was constructed in 1976 and is currently 94% leased. The average occupancy rate of the Virginia Property, calculated using financial information provided by the seller, for the past five years was as follows:

Year	Occupancy Rate
2018	96.5%
2017	95.0%
2016	92.9%
2015	87.9%
2014	(a)

(a)	The seller was unable to provide average occupancy rates for 2014.

The average effective monthly rental rate per unit of the Virginia Property, calculated as the monthly contractual base rental income, net of free rent, divided by the average units leased, calculated using financial information provided by the seller, for the past five years was as follows:

Year	Effective Monthly Rent
2018	$2,004
2017	$1,932
2016	$1,905
2015	$1,870
2014	(b)

(b)The seller was unable to provide average effective rental rate per unit for 2014.

We believe that the Virginia Property is suitable for its intended purpose and adequately insured; however, we intend to make certain renovations to the unit interiors of the Virginia Property.